Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: April 9, 2015

To: All Canadian Securities Regulatory Authorities

Subject: EXETER RESOURCE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 04, 2015
Record Date for Voting (if applicable) :	May 04, 2015
Beneficial Ownership Determination Date :	May 04, 2015
Meeting Date :	June 11, 2015
Meeting Location (if available) :	1660 – 999 West Hastings Street, Vancouver, British Columbia, Canada
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:	
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	301835104	CA3018351047

Sincerely,

Computershare
Agent for EXETER RESOURCE CORPORATION